UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Famous Dave’s of America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

307068106

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		249,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

249,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners Atlas Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		284,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		418,169
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		284,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,575
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		702,844
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,575
	10	SHARED DISPOSITIVE POWER

284,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

755,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON

Jeffery Crivello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 307068106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Standby Purchase Agreement with PW Partners

On January 29, 2018, the Issuer entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) with PW Partners in connection with the previously disclosed proposed non-transferable rights offering (the “Rights Offering”). The Standby Purchase Agreement provides that PW Partners will (a) exercise its non-transferable rights to subscribe for and purchase its pro rata amount of newly-issued Shares, at a price per Share, which the Issuer’s board of directors has set at $3.50 per Share (the “Subscription Price”), and (b) purchase in a private placement separate from the Rights Offering, at the Subscription Price and subject to the terms and conditions of the Standby Purchase Agreement, any Shares that are not subscribed for in the Rights Offering pursuant to the Issuer’s stockholders’ exercise of their rights. Notwithstanding the foregoing, the Standby Purchase Agreement also provides that PW Partners will not purchase Shares in an amount that would result in PW Partners beneficially owning 20% or more of the outstanding Shares after such purchase.

PW Partners may terminate the Standby Purchase Agreement upon any suspension of trading in the Shares by The Nasdaq Stock Market, any suspension of payments with respect to banks in the United States or a declaration of war or national emergency, or if the Issuer materially breaches any of its representations, warranties, covenants or obligations under the Standby Purchase Agreement and fails to cure such breach within five business days of receiving written notice.

The foregoing description of the Standby Purchase Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the Standby Purchase Agreement, which is referenced as an exhibit hereto and is incorporated herein by reference.

Amendment to Employment Agreement with Jeffery Crivello

On January 29, 2018, the Issuer entered into an Amendment to the previously disclosed Employment Agreement with the Issuer’s Chief Executive Officer, Jeffery Crivello, dated November 14, 2017 (the “Amendment”). The Amendment provides that if no Shares are available to be granted under a stockholder approved equity compensation plan at the time Mr. Crivello’s Bonus (as defined therein) is earned, Mr. Crivello shall be paid cash equal to the value of the number of Shares otherwise entitled to be received.

The foregoing description of the Amendment does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the Amendment, which is referenced as an exhibit hereto and is incorporated herein by reference.

9

CUSIP NO. 307068106

Item 5.	Interest in Securities of the Issuer.

The final paragraph of Item 5(a) is hereby amended and restated to read as follows:

Mr. Crivello may be deemed to beneficially own 15,000 Shares underlying stock options exercisable within 60 days of the date hereof, constituting less than 1% of the Shares outstanding.

The final paragraph of Item 5(b) is hereby amended and restated to read as follows:

Mr. Crivello may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 15,000 Shares underlying stock options exercisable within 60 days of the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Standby Purchase Agreement and Amendment described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Standby Purchase Agreement between Famous Dave’s of America, Inc. and PW Partners, LLC, dated January 29, 2018 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on January 29, 2018).
99.2	Amendment, dated January 29, 2018, to Employment Agreement, dated November 14, 2017, between Famous Dave’s of America, Inc. and Jeffery Crivello (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on January 29, 2018).

10

CUSIP NO. 307068106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2018

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND II, LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

11

CUSIP NO. 307068106

/s/ Patrick Walsh
PATRICK WALSH

/s/ Jeffery Crivello
JEFFERY CRIVELLO

12